Exhibit 99.1

Media Release

FOR IMMEDIATE RELEASE

IMV to Participate at Four Upcoming Investor Conferences

Dartmouth, Nova Scotia; August 26, 2020 – IMV Inc. (“IMV” or the “Corporation”) (Nasdaq: IMV; TSX: IMV), a clinical-stage biopharmaceutical company pioneering a novel class of cancer immunotherapies and vaccines against infectious diseases, today announced that the IMV’s executive management team will participate at four upcoming virtual investor conferences in September:

LD Micro 500 Virtual Event
Date: Tuesday, September 1, 2020
Presentation Time: 3:00 p.m. Eastern Daylight Time

2020 Wells Fargo Virtual Healthcare Conference
Date: Wednesday, September 9, 2020
Presentation Time: 8:00 a.m. Eastern Daylight Time

H.C. Wainwright: 22nd Annual Global Investment Conference
Date: Monday, September 14, 2020
Presentation Time: 10:00 a.m. Eastern Daylight Time

2020 Cantor Virtual Global Healthcare Conference
Date: Wednesday, September 16, 2020
Presentation Time: 8:40 a.m. Eastern Daylight Time

A live webcast of these presentations will be available under “Events, Webcasts and Presentations” in the investors section of IMV’s website and a replay will be available approximately one hour after the presentation. Afterwards, it will be available for approximately 30 days.

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements regarding the FDA potentially granting accelerated regulatory approval of DPX-Survivac and the timing of expected results from other DPX-Survivac’s studies with other tumor types. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Corporation, including access to capital, the successful design and completion of clinical trials and the receipt and timely receipt of all regulatory approvals. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties and those risks and uncertainties include, but are not limited to, our ability to access capital, the successful and timely completion of clinical trials and studies, the receipt of all regulatory approvals and other risks detailed from time to time in our ongoing quarterly filings and annual information form Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar

About IMV

IMV Inc. is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of cancer immunotherapies and vaccines against infectious diseases based on the Company’s proprietary drug delivery platform, DPX. This patented technology leverages a novel mechanism of action that enables the programming of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. IMV’s lead candidate, DPX-Survivac, is a T cell-activating immunotherapy that combines the utility of the platform with a target: survivin. IMV is currently assessing DPX-Survivac as a monotherapy in advanced ovarian cancer, as well as a combination therapy in multiple clinical studies with Merck. Visit www.imv-inc.com and connect with us on Twitter and LinkedIn.

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Source: IMV Inc.

Investor Relations

Marc Jasmin, Senior Director, Investor Relations, IMV
O: (902) 492-1819 ext : 1042
M: (514) 617-9481 E: mjasmin@imv-inc.com

Media

Delphine Davan, Director of Communications, IMV
M: (514) 968-1046 E: ddavan@imv-inc.com